Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario
M5B 2C3

2.	Date of Material Change

October 29, 2013

3.	News Release

A news release was issued by Sears Canada Inc. on October 29, 2013 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov).

4.	Summary of Material Change

On October 29, 2013, Sears Canada Inc. (the “Company” or “Sears”) announced that it will terminate its leases in respect of five stores for a total consideration of $400 million. Four of the five stores are located in Ontario at the Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place, with the fifth store located at Richmond Centre in British Columbia. The Company will continue to conduct its head office operations from the Toronto Eaton Centre. The associates whose employment could be potentially affected by this transaction will have the opportunity to apply for positions for which they are qualified in other Sears locations which could become available during the transition period.

5.	Full Description of Material Change

See the news release attached.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer of Sears Canada Inc. who is knowledgeable about this material change is:

Klaudio Leshnjani
Executive Vice-President, Chief Administrative Officer and General Counsel
Telephone: (416) 941-4413

DATED at Toronto, Ontario, this 30th day of October, 2013.

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Transactions on Five Stores for $400 million

Toronto Eaton Centre, Sherway Gardens, Markville, London-Masonville, Richmond B.C.

TORONTO - October 29, 2013 - Sears Canada Inc. (TSX: SCC) announced today that it will terminate its leases in respect of five stores for a total consideration of $400 million. The agreement is definitive and only subject to customary closing conditions. The transaction is expected to close on or around November 12, 2013.

Four of the five stores are owned by The Cadillac Fairview Corporation Limited (Cadillac Fairview) and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at Richmond Centre in British Columbia and co-owned by Ivanhoé Cambridge and Cadillac Fairview. The transaction requires Sears to vacate the Toronto Eaton Centre, Sherway Gardens and London-Masonville stores by February 28, 2014 and Markville and Richmond by February 28, 2015.

The Company will retain the upper four full floors of the Toronto Eaton Centre to conduct its head office operations from that location.

There are currently 965 associates located in these five store locations. The associates whose employment could be potentially affected by this transaction will have the opportunity to apply for positions for which they are qualified in other Sears locations which could become available during the transition period.

"Unlocking the value of assets is one of the three levers we have said we will use as a way to create total value for the Company,” said Doug Campbell, President and Chief Executive Officer, Sears Canada Inc. “When proposals such as this one are presented to us, we must weigh the value of the transaction against the value we will obtain from continuing to operate those stores in their current locations. In this case, we were presented with an opportunity that gives us a significant financial benefit without changing our plans to improve the business and make Sears more relevant to Canadians. Our primary focus of creating long-term value for the Company is best approached by focusing on the basics of the business and continuing to become more relevant with Canadian consumers coast to coast.

“The Company will operate 111 full-line department stores after Sears vacates these five stores,” continued Mr. Campbell, “which continues to be a substantial retail presence across Canada, especially in suburban and mid-size markets where Sears plays a major role in the marketplace. We will continue to focus also on the two other levers we use to create total value: the retail value lever, where our focus is on growing same-store sales profitably by implementing the right customer value proposition, and the cost/efficiency value lever, where our focus is to keep the expenses and structure of the organization in line with the needs and size of the business we are operating.”

Mr. Campbell added, “I want to acknowledge the effect that this announcement will have on our Sears associates. I appreciate the service they have given to Sears, and I thank them in advance for their assistance during the transition period ahead of us.”

Sears has operated in London-Masonville since 1985, in Richmond Centre since 1989, in Markville since 1991, and in Sherway Gardens and the Toronto Eaton Centre since 2000.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented with respect to the termination of leases and vacating of stores is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company's long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangement interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company's pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this release and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.